EXHIBIT (A)(5)

Media contact:	Charles Keller
612-678-7786
charles.r.keller@ampf.com

Stockholder Contact:	Chris Moran
617-218-3864
christopher.m.moran@ampf.com

TRI-CONTINENTAL CORPORATION (NYSE: TY) ANNOUNCES COMMENCEMENT OF CASH TENDER OFFER

NEW YORK, January 13, 2008 – Tri-Continental Corporation (the “Corporation”) (NYSE: TY) is offering to purchase up to 9,893,955 shares (approximately 12.5%) of its issued and outstanding shares of common stock for cash at a price per share equal to 99.25% of the net asset value (“NAV”) per share of common stock as of the close of the regular trading session of the New York Stock Exchange on the trading day immediately after the day the repurchase offer expires.

The offer will commence on January 13, 2009. The offer will expire at 5:00 p.m., Eastern time, on February 11, 2009 (the “Expiration Date”). The offer is being made upon the terms and subject to the conditions set forth in the offer to repurchase and related materials (the “Cash Offer”), which will be mailed on or about January 15, 2009 to holders of common Stock on January 9, 2009 (the “Record Date”). Stockholders who acquire common stock after the Record Date may also tender their shares. Please see below to find out how to obtain the Cash Offer materials.

The Corporation is making the Cash Offer in connection with a settlement agreement, dated as of August 19, 2008 (the “Settlement Agreement”), between the Corporation and a stockholder group (the “Group”), including Western Investment LLC, whereby the members of the Group agreed to cast their votes at the Corporation’s special meeting of stockholders (the “Meeting”) held on October 7, 2008 in accordance with the recommendations of the Corporation’s Board of Directors. The Board’s recommendations were that stockholders (i) approve a new investment management services agreement (the “New Management Agreement”) between the Corporation and RiverSource Investments, LLC (“RiverSource”), a wholly owned subsidiary of Ameriprise Financial, Inc. (“Ameriprise”), and (ii) elect 10 new directors to the Board.

Pursuant to the Settlement Agreement, the Corporation agreed that, if stockholders approved the New Management Agreement, and RiverSource’s acquisition of J. & W. Seligman & Co. Incorporated (the Corporation’s investment manager prior to November 7, 2008 (“Seligman”)) was completed, the Corporation would promptly commence an in-kind tender offer. At the Meeting, stockholders approved the New Management Agreement and elected 10 new directors to the Corporation’s Board. On November 7, 2008, RiverSource completed its acquisition of Seligman. On November 12, 2008, the Corporation commenced the in-kind tender offer, which expired on December 11, 2008.

In the Settlement Agreement the Corporation also agreed with the Group to commence, promptly upon completion and settlement of the in-kind tender offer, the Cash Offer. The Settlement Agreement provided that the Corporation would not be obligated to commence the Cash Offer if the volume-weighted average price of the Corporation’s common stock during the five trading days preceding the expiration of the in-kind offer was greater than or equal to 99.25% of the average of the common stock’s daily net asset value per share during that five trading-day period. The Corporation is obligated to conduct the Cash Offer because the volume-weighted average price of the Corporation’s common stock during that five trading-day period was less than 99.25% of the average of the common stock’s daily net asset value per share during such period.

Restrictions on the ability of the Corporation to repurchase its common stock that applied in connection with the in-kind tender offer will also apply in connection with the Cash Offer. The rules of the Securities and Exchange Commission (“SEC”) require the Corporation to suspend repurchases of common stock during the

Cash Offer period and the ten business days thereafter. Accordingly, from January 13, 2009 through February 26, 2009 (the “Suspension Period”), the Corporation cannot accept, and will not process, any requests to effect a sale of common stock received from stockholders who hold common stock through accounts at Seligman Data Corp. (“SDC”), the Corporation’s stockholder service agent, including any systematic repurchases of common stock typically processed through the Corporation’s Automatic Cash Withdrawal Plan (also known as the Systematic Withdrawal Plan).

After the Suspension Period, the Corporation will re-commence accepting requests to effect sales of common Stock from stockholders who hold common stock through accounts at SDC. During the Suspension Period, any such stockholder’s request to effect a sale of common Stock received by the Corporation before February 23, 2009 will be returned to the stockholder, and requests received by SDC on or after February 23, 2009 will be held by SDC and deemed received on the first business day that the Corporation can repurchase common stock after the Suspension Period. The Suspension Period will be extended one day for each day that the Expiration Date is extended. For stockholders holding common stock through an individual retirement account (IRA) at SDC that seek to make, under the Internal Revenue Code, a “required minimum distribution” through the Corporation’s Automatic Cash Withdrawal Plan (also known as Systematic Withdrawal Plan) during the Suspension Period, SDC intends to process required minimum distribution requests on February 27, 2009. Additionally, non-IRA systematic repurchases of common stock through the Corporation’s Automatic Cash Withdrawal Plan (also known as the Systematic Withdrawal Plan), typically made annually on February 2nd and 16th, will be made on February 27, 2009.

Stockholders who hold common stock through an account held at SDC and wish to sell common stock during the Suspension Period must transfer the common stock that they wish to sell to a brokerage account. Stockholders may be charged a fee by the broker to open an account, as well as account maintenance fees, and transaction costs or fees (e.g., brokerage commissions) associated with any sale of common stock through the broker.

For information on transferring common stock to a brokerage account, contact Georgeson Inc. (the Corporation’s Information Agent) by calling 1-888-219-8293, Monday through Friday between the hours of 9:00 a.m. and 11:00 p.m., Eastern time, or Saturday between the hours of 10:00 a.m. and 4:00 p.m., Eastern time (except holidays).

THE CASH OFFER IS ONLY BEING MADE TO, AND MAY ONLY BE ACCEPTED BY, HOLDERS OF COMMON STOCK LOCATED IN THE UNITED STATES, CANADA, OR THE UNITED KINGDOM. HOLDERS OF COMMON STOCK NOT LOCATED IN ANY OF THESE THREE JURISDICTIONS MAY NOT PARTICIPATE IN THE OFFER.

None of the Corporation, its Board, RiverSource or Ameriprise is making any recommendation to the Corporation’s stockholders regarding whether to tender common stock in the Cash Offer.

This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Corporation or a prospectus, circular or representation intended for use in the purchase or sale of Corporation shares, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction. The Cash Offer referred to in this announcement will be made only by an offer to repurchase. Stockholders of the Corporation should read the offer to purchase, when available, carefully, because it will contain important information on the Corporation and the Cash Offer. Stockholders may obtain the offer to purchase and other filed documents, when available, for free at the SEC’s website at http://www.sec.gov, the Corporation’s website, www.tricontinental.com, or from Georgeson Inc. by calling 1-888-219-8293 between the hours of 9:00 a.m. and 11:00 p.m., Eastern time, Monday through Friday, or Saturday between the hours of 10:00 a.m. and 4:00 p.m., Eastern time (except holidays).

Until the Expiration Date of the Cash Offer, NAV quotations of the Corporation’s common stock can be obtained from Georgeson Inc. at the telephone number listed in the paragraph above.

The Corporation has paid dividends for 64 consecutive years. Effective November 7, 2008, the Corporation is managed by RiverSource Investments, LLC, a wholly owned subsidiary of Ameriprise Financial, Inc. Prior to then, the Corporation was managed by J. & W. Seligman & Co. Incorporated. Seligman Advisors, Inc. is the principal underwriter of the RiverSource family of funds, which includes the Corporation.

The net asset value of shares may not always correspond to the market price of such shares. Common stock of many closed-end funds frequently trade at a discount from their net asset value. The Corporation is subject to stock market risk, which is the risk that stock prices overall will decline over short or long periods, adversely affecting the value of an investment in the Corporation.

You should consider the investment objectives, risks, charges, and expenses of the Corporation carefully before investing. A prospectus containing information about the Corporation (including its investment objectives, risks, charges, expenses, and other information about the Corporation) may be obtained by contacting your financial advisor or Seligman Advisors, Inc. at 800-221-2783. The prospectus should be read carefully before investing in the Corporation.

There is no guarantee that the Corporation’s investment goals/objectives will be met or that distributions will be made, and you could lose money.

NOT FDIC INSURED	MAY LOSE VALUE	NO BANK GUARANTEE
NOT A DEPOSIT	NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY